[Letterhead of Axtel, S.A. de C.V.]

October 27, 2005

52 (81) 8114-0000

Mr. Al Rodriguez

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Office 3536, Mail Stop 3561

Washington, D.C. 20549

Re:	Axtel, S.A. de C.V.

Form 20-F for the year ended December 31, 2004

File No. 333-114196

Dear Mr. Rodriguez:

Axtel, S.A. de C.V. (the “Company”) has carefully considered each of the comments in your letter dated August 18, 2005 and the substance of our subsequent correspondence and telephone conversations and respectfully provides the responses below. For your convenience, each comment has been reproduced from your letter immediately before the Company’s response to that comment.

Form 20-F for the year ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

Overview, page 31

1. We note your use of ‘average revenue per user’ as a key performance indicator. It is not evident from your disclosure of how you arrived at the measure. In this regard, describe for us and identify the components use to calculated the measure.

Response: The Company will, in future filings, present average revenue per user or “ARPU” in the form of the attached chart and footnotes.

Summary of Contractual Obligations, page 37

Mr. Rodriguez

October 27, 2005

2. It does not appear to us that your summary of contractual obligations include interest payments. Revise the table to include interest payments on your debt financing. For your guidance refer to Item 303(5)(A) of Regulation S-K and SFAS No. 47, paragraph 10.

Response: The Company will include such disclosure with respect to interest payments in the summary of contractual obligations in accordance with this comment in the applicable section of future filings.

3. In addition, we refer to your disclosure on note 21(f) with respect to annual operating leases amounting to $33.8M. Tell us the reason of why you believe the payments do not need to be included in the summary of contractual obligations.

Response: The Company will include such disclosure with respect to payments relating to annual operating leases in the summary of contractual obligations in accordance with this comment in the applicable section of future filings.

Note 24 Differences between Mexican and United States Accounting Principals, page F-34

4. We refer to your disclosure on page F-8 with regard to your telephone concession rights. Describe for us how you considered the guidance under US GAAP with regard to the useful life of your telephone concession rights. Refer to paragraph 11 of SFAS 142 and Appendix A, example 4. In addition, you should revise your disclosure to discuss the significant differences, if any, in the accounting of the concession rights.

Response: Paragraph 11 of SFAS 142 provides that in estimating the useful life of an intangible asset all pertinent factors shall be considered, including, any legal, regulatory or contractual provisions that may limit the useful life and any legal, regulatory or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost. The Company has multiple 20 year concessions. The earliest expiration date will occur in 2018. There is no precedent in the Mexican telecommunications industry for renewal of concessions such as the Company’s because competition with Mexico’s dominant telephone company has only relatively recently been allowed. Renewal of the Company’s concessions will be subject to legal and regulatory regimes existing in the future and which cannot be predicted with certainty now. Accordingly, there is no certainty at this time of the Company’s ability to renew its concessions or the cost of renewal. For this reason, the Company has accounted for the concessions as finite assets with a 20 year life for both Mexican and US GAAP purposes.

5. We note your disclosure on page F-12 with regard to how you account for impairment of property, systems and equipment and other non-current assets under Mexican GAAP. Please provide a discussion on how you evaluate impairment under US GAAP. For your guidance refer to SFAS 144.

Mr. Rodriguez

October 27, 2005

Response: The Company elects to follow procedures with respect to accounting for the impairment of property, systems and equipment and other non-current assets which are in accordance with both Mexican GAAP and U.S. GAAP. The Company will, in future filings, revise its disclosure to so indicate and to provide that cash flow, rather than revenue, is utilized in determining impairment, as required by SFAS 144.

Note 24 (g) Gain on extinguishment, page F-39

6. Tell us how you determined the fair market value of the equity issued to Nortel. In addition provide us your calculation of the gain recognized under US GAAP.

Response: The Company retained the Mexican affiliate of Deloitte & Touche to value the Company. Deloitte & Touche established a value by discounting future free cash flow of the Company over an eight-year period, assuming an increase in free cash flow of 1% per year. The result was discounted by 12.3% after giving effect to:

a)	Axtel’s net debt cost;
b)	Risk premium over capital stock;
c)	Premium for small cap company;
d)	Sector beta;
e)	Country risk; and
f)	Risk free rate.

The following chart illustrates the calculation of the gain as recognized under US GAAP:

Effects of Nortel's Debt Restructuring
September 30, 2003

		(US Dollars)
Total Debt to Nortel:
Amounts in US Dollars		504,089,118
Amounts in Mexican Pesos converted into US Dollars		7,854,643

Total		511,943,760

(-)	Cash Payment to Nortel	(125,000,000)
New Promissory Notes to Nortel		(24,200,000)

		362,743,760
(-)	Series N Shares issued to Nortel	(63,360,000)	(2)

Other Income		299,383,760

(2)	Represents 9.9% of the Fair Market Value of the Company

Note 24 (h) Supplemental Cash Flow Information under US GAAP, page F-40

7. Revise your disclosure and provide adjustments of the cash flow items to reconcile to US GAAP. Please refer to Form 20-F Item 17(c)(2)(iii).

Response: In future filings the Company will include disclosure which reconciles the statement of cash flow prepared under Mexican GAAP to US GAAP.

Note 24 (k) Segment Information, page F-42

8. We note your disclosure that you believe that you operate in one business segment. It also appears from your disclosure that you are suggesting that you have two operating segments consisting of the Mass Market and Business Market. In light of the fact that you have launched your operations in twelve cities and that you offer local and long distance services, as well as data and internet services and are able to track the revenue generated by these services separately; describe for us your analysis for determining your operating segments. For your guidance, refer to paragraph 10 of SFAS 131. Also since you are stating that the two revenue streams are so similar that they can be expected to have essentially the same economic characteristics, describe for us in more detail your analysis of how your determined that your operating segments meet the aggregation criteria of paragraph 17 of SFAS 131.

Response: Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise which meets all of the following three tests:

Mr. Rodriguez

October 27, 2005

a) A component of an enterprise that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

b) A component of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make the decisions about the resources to be allocated to the segment and assess its performance; and

c) A component of an enterprise for which discrete financial information is available.

As disclosed in Note 24(k) to the Financial Statements, the Company earns revenues and incurs expenses from both the Mass Market and the Business Market aspects of the Company’s business. These revenues derive from the operation of one integrated network utilizing the same physical assets and operating under the same concessions. Resources are allocated to the network on a total enterprise basis, without consideration of the Mass Market and Business Market aspects. Expenses incurred, are incurred on a total enterprise basis. Discrete financial information is not available for these two aspects of the Company’s business. Since the Company has determined that its business operates in a single segment, the Company has not aggregated segments as contemplated by Paragraph 17 of SFAS 131.

Mr. Rodriguez

October 27, 2005

In connection with responding to the above comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to telephone me at 52 (81) 8114-0000.

Sincerely, /s/ Jose Antonio Velasco Jose Antonio Velasco

VIA EDGAR cc: Roger Andrus, Esq. Alberto J. Morales, Esq.

Item 1.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Form 20-F. The following discussion includes certain forward-looking statements. For a discussion of important factors, including the continuing development of our business, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3.D. “Risk Factors.”

Overview

We provide bundled local and long distance voice services, as well as data and internet services. Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution. Long distance services, for example, have been a significant source of revenue, but would not be cost-effective to provide as a stand-alone service offering because of the significant downward pricing pressure on long distance services in Mexico. In addition, we believe we have found that customers prefer to purchase their telecommunications services from a single provider and receive a single bill. We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Key performance indicators

Management evaluates the performance of the Company by tracking the following indicators:

	2002				2003				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues(1)...	593.8	647.0	660.7	685.1	701.1	749.0	787.6	841.5	898.1	926.8	996.2	1,040.3
Local Services	455.0	496.4	507.4	532.8	546.8	583.4	601.8	618.3	635.1	675.7	710.3	726.0
Long Distance Services	71.6	80.6	79.4	74.0	70.2	74.8	81.7	85.6	88.7	92.6	98.7	101.9
Other Services.	67.1	70.0	73.8	78.2	84.1	90.9	104.1	137.6	174.3	158.5	187.3	212.4
Cost of Revenues and Operating Expenses(1)	(498.3)	(505.0)	(491.2)	(482.6)	(483.1)	(511.4)	(515.1)	(543.4)	(585.6)	(610.5)	(671.3)	(740.4)
Access Lines (2)(3)(5)	290.7	285.7	289.0	295.1	300.2	311.1	332.7	349.1	369.2	388.2	418.0	453.5
Average Lines (2)(5)(6)	290.4	288.2	287.4	292.1	297.7	305.6	321.9	340.9	359.2	378.7	403.1	435.8
Monthly ARPU (1)(4)(5)(7)	604.4	667.4	680.8	692.5	690.9	717.8	707.8	688.2	671.7	676.2	668.9	633.3

(1) Amounts in constant Ps. in millions as of December 31, 2004.

(2) Amounts in thousands.

(3) Access Lines at the end of the period.

(4) Amounts in constant Ps. as of December 31, 2004.

(5) Data for Average Revenue per User, Access Lines and Average Lines is unaudited.

(6) Average Lines are calculated by adding Access Lines at the beginning of the period plus Access Lines at the end of the period and dividing by two.

(7) For proposes of presentation, monthly ARPU is calculated by dividing Local plus Long Distance Services by the Average Lines for the quarter and dividing the result by three.

Revenues

We derive our revenues from:

•

Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays” or “CPP calls”) and a monthly fee for value-added services and internet services when requested by the customer.

•	Long distance services. We generate revenues by providing long distance services for our customers’ completed calls.
•

Other services. We generate revenues from other services, which include activation fees for new customers as well as data, interconnection and dedicated private line service charged on a monthly basis.

The following summarizes our revenues and percentage of revenues from operations from these sources:

	Revenues (1)				% of Revenues
	Year ended December 31,				Year Ended December 31,
Revenue Source	2001	2002	2003	2004	2001	2002	2003	2004
Local calling services	Ps. 1,688.1	Ps. 1,991.7	Ps. 2,350.3	Ps. 2,747.1	71.4%	77.0%	76.3%	71.1%
Long distance services	316.2	305.6	312.3	381.9	13.4%	11.8%	10.1%	9.9%
Other services	361.3	289.2	416.7	732.4	15.3%	11.2%	13.5%	19.0%
Total	Ps. 2,365.5	Ps. 2,586.6	Ps. 3,079.2	Ps. 3,861.3	100.0%	100.0%	100.0%	100.0%

______________________

(1)	Amounts in constant Ps. in millions as of December 31, 2004.

Cost of Revenues and Operating Expenses

Our costs are categorized as follows:

•

Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

•

Operating expenses include costs incurred in connection with general and administrative matters including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

•	Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Access Lines

Our access lines are separated into residential and business categories. We determine the number of our total access lines by adding to the ending balance of access lines from the previous period the gross installed access lines during such period and then subtracting any access lines that were disconnected during such period. By determining the number of our access lines, we are able to estimate our share of a particular geographic market.

ARPU (Average Revenue Per User)

Average revenue per user is used as an industry-standard measurement of a telecommunications company’s ability to maximize the amount of revenue it derives from each customer in light of the amount of capital expenditures made to attract such customer. This measurement allows us to gauge our return on investment as compared with both our domestic competitors in Mexico as well as other telecommunication services providers abroad.